EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders of the Smead Value Fund (the “Fund”) was held September 28, 2009 at the offices of U.S. Bancorp Fund Services, LLC, 777 East Wisconsin Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on July 31, 2009.  At the Special Meeting, shareholders were asked to approve the following:

PROPOSAL 1.

     To approve a Rule 12b-1 Distribution Plan and related Rule 12b-1 fee of 0.25% for the Fund.

The tabulation of the shareholder votes rendered the following results:

	Votes For	Non Votes	Abstained
Proposal 1	974,391	44,373	20,609